

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 3, 2016

<u>Via E-Mail</u>
James Cassidy, Esq.
President
Burney Hill Acquisition Corp, et al.
215 Apolena Avenue
Newport Beach, CA 92662

Re: Burney Hill Acquisition Corp
Registration Statement on Form 10-12(g)
Filed January 7, 2016
File No. 000-55559

Cabot Hill Acquisition Corp
File No. 000-55560

Event Hill Acquisition Corp
File No. 000-55562

Franklin Hill Acquisition Corp
File No. 000-55561

Grant Hill Acquisition Corp
File No. 000-55564

Jackson Hill Acquisition Corp
File No. 000-55563

Lincoln Hill Acquisition Corp
File No. 000-55565

Perry Hill Acquisition Corp
File No. 000-55566

Scott Hill Acquisition Corp
File No. 000-55567

Sherman Hill Acquisition Corp
File No. 000-55568

Dear Mr. Cassidy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please be advised that each of the comments included in this letter is applicable to all ten (10) registration statements referenced above and each should be amended in accordance with the relevant comment.

Business, page 1

2.   Please disclose the details of the Cease and Desist Orders issued against Messrs. Cassidy and McKillop.

Recent Blank Check Companies, page 15

3.   We note the disclosure that a number of the companies listed have chosen not to proceed and have either become delinquent on the required 1934 Exchange Act filing requirements resulting in the automatic revocation of their registrations or have filed a Form 15 voluntarily terminating their registrations. For each company listed, please disclose their current status, current trading market, and any regulatory or enforcement proceedings involving the public shell and/or post-combination entity, including their officers, directors and promoters. Additionally, please disclose the precise fees paid by these companies related to the transactions. We note the general disclosure that Tiber Creek receives compensation "in the range of $100,000."

4.   You state on page 16 that you have provided information that summarizes the blank check companies with which Mr. Cassidy and/or Mr. McKillop is or has been involved in the past five years which filed a registration statement on Form 10 or Form 10-SB. Because the dates go back to the year 2000, please disclose whether these represent all of the blank check companies with which these individuals have been involved. We may have additional comments upon reviewing your response.

Financial Statements

General

5.   Please disclose the actual date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

Notes to Financial Statements

Note 1 Nature of Operations and summary of Significant Accounting Policies

Basis of Presentation, page 6

6.   We note your disclosure that you have not earned any revenue from operations since inception. Accordingly, your activities have been accounted for as those of a "Development Stage Enterprise" as set forth in ASC 915, "Development Stage Entities." Please revise your filing to indicate when you will implement ASU 2014-10 and indicate how ASU 2014-10 will impact your presentation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551- 3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at (202)551-3464 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pam A. Long
Assistant Director
Office of Manufacturing and Construction